                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          Daleen Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 23427N 10 4
                     ----------------------------------
                              (CUSIP Number)

                                  June 7, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23427N 10 4                                              Page 2 of 8
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The St. Paul Companies, Inc.
     41-0518860
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Minnesota corporation
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       3,851,664 (see Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    3,851,664 (see Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,851,664 (see Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
     Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     15.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     HC, IC and CO
-------------------------------------------------------------------------------

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CUSIP No. 23427N 10 4                                              Page 3 of 8
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     St. Paul Fire and Marine Insurance Company
     41-0406690
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Minnesota corporation
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       3,829,167 (see Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    3,829,167 (see Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,829,167 (see Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
     Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     15.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IC and CO
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer

          The name of the issuer is Daleen Technologies, Inc. (the
          "Issuer").
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          The address of the principal executive offices of the Issuer is 1750 Clint Moore Road, Boca Raton, FL 33487.
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          The St. Paul Companies, Inc. ("The St. Paul") and St. Paul
          Fire and Marine Insurance Company ("F&M"). The St. Paul and
          F&M are collectively referred to herein as the "Reporting
          Persons."
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          The principal business address of each of the Reporting
          Persons is 385 Washington Street, St. Paul, Minnesota 55102.
          ---------------------------------------------------------------------
    (c)   Citizenship

          Each of The St. Paul and F&M is a Minnesota corporation.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer
          (the "Common Stock").
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          The CUSIP number of the Common Stock is 23427N 10 4.
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or Dealer registered under Section 15 of the
            Securities Exchange Act of 1934 (the "Act").

    (b) / / Bank, as defined in Section 3(a)(6) of the Act.

    (c) / / Insurance Company, as defined in Section 3(a)(19) of the Act.

    (d) / / Investment Company registered under Section 8 of the
            Investment Company Act of 1940.

    (e) / / Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

    (f) / / Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income
            Security Act of 1974 or Endowment Fund; see Rule
            13d-1(b)(1)(ii)(F) of the Act.

    (g) / / Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item
            7).

    (h) / / Savings Associations, as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) / / Church Plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

    (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



ITEM 4.  OWNERSHIP

     (a) Amount beneficially owned: Each of The St. Paul and F&M may be deemed to own beneficially 3,851,664 shares of Common Stock of the Issuer, and 3,829,167 shares of Common Stock of the Issuer, respectively. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV") and St. Paul Venture Capital VI, LLC ("SPVC VI"). The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. ("SPVC"), the manager of St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates"). F&M beneficially owns, through its 99% ownership interest in SPVC IV, 795,566 shares of Common Stock. F&M also beneficially owns, through its 99% ownership interest in SPVC VI, 2,166,875 shares of Common Stock issuable upon conversion of 18,028 shares of Series F preferred stock (at a conversion price of $0.9230 per share), and 866,726 shares of Common Stock that will be issuable upon the conversion of 7,211 shares of Series F preferred stock (at a conversion price of $0.9230 per share) that may be acquired upon exercise of Series F Warrants. In addition, The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 22,497 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC Affiliates and SPVC VI, The St. Paul may be deemed to own beneficially 3,851,664 shares described in this Schedule 13G. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV and SPVC VI, F&M may be deemed to own beneficially 3,829,167 shares described in this Schedule 13G. Hence, each of The St. Paul and F&M may be deemed to beneficially own 3,851,664 shares of Common Stock of the Issuer, and 3,829,167 shares of Common Stock of the Issuer, respectively.

     (b) Percent of class: The St. Paul: 15.5% and F&M: 15.4%. The foregoing percentages are calculated based on the 21,794,163 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed annual report on Form 10-Q for the quarter ended March 31, 2001.

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     (c) Number of shares as to which The St. Paul has:

         (i)      Sole power to vote or to direct the vote..............................            0

         (ii)     Shared power to vote or to direct the vote............................    3,851,664

         (iii)    Sole power to dispose or to direct the disposition of.................            0

         (iv)     Shared power to dispose or to direct the disposition of...............    3,851,664

     (c) Number of shares as to which F&M has:

         (i)      Sole power to vote or to direct the vote..............................            0

         (ii)     Shared power to vote or to direct the vote............................    3,829,167

         (iii)    Sole power to dispose or to direct the disposition of.................            0

         (iv)     Shared power to dispose or to direct the disposition of...............    3,829,167

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not Applicable.

ITEM 10. CERTIFICATION

    By signing below, each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 20, 2001.

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

                                    EXHIBIT I

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Daleen Technologies, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  June 20, 2001

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President